Morgan Stanley Institutional Fund, Inc.
Opportunity Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	MakeMyTripLimited
Purchase/Trade Date:	8/12/2010
Size of Offering/shares: 5,000,000
Offering Price of Shares: $14.000
Amount of Shares Purchased by Fund: 4,827
Percentage of Offering Purchased by Fund: 0.097
Percentage of Funds Total Assets: 0.025
Brokers: Morgan Stanley, Oppenheimer, Pacific
Crest Securities
Purchased from:  Pacific Crest Securities